Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

We would like to remind employees that we are just now beginning the planning process for what happens AFTER the close. Actual execution of plans will only occur after the transaction closes. As usually happens, plans will evolve and change throughout the planning period, and even after we start implementing the plans post-close. All statements made now are subject to clarification as we proceed in the planning process.	JULY 2003

BE HEARD Q&A

New	QUESTION: What are EMC plans for the archival and storage products, specifically ArchiveXtender?

ANSWER:

Archive and HSM technologies are critical to LEGATO’s and EMC’s delivery of the entire Information Lifecycle Management solution. Investments around individual products in this space are today dependent upon, and post-merger will be dependent upon, the business opportunity each represents.

New	QUESTION: Is it likely that the office in Burlington will move? I was planning on moving closer to the office but am unsure if I should.

ANSWER:

There are currently no plans regarding the Burlington location. However, as part of the planning phase both companies have agreed to conduct an in-depth analysis of organizational needs, and facilities will be an important part of that review. In locations where we can bring together more employees without undue hardship, we will look to do that after the transaction closes.

New	QUESTION: Will LEGATO continue to develop specialized solutions for other storage platforms?

ANSWER:

The strategy that EMC has for the LEGATO products is to broaden the EMC open storage software portfolio and accelerate their open software efforts. ‘Open’ is the key, so yes, the combined company intends to continue to support other storage platforms in our software offerings.

New	QUESTION: Can you provide any information about what will be happening with the Support and Professional Services organizations?

ANSWER:

Technical Support and Professional Services will be part of the LEGATO software unit of EMC, which will be headquartered on Mountain View, CA. The skills and abilities of these teams are integral to the new organization. The details of how we will operate as a consolidated company will be fleshed out over the next several months. As part of the business review, both companies have agreed to conduct an in-depth review of organizational requirements.

New	QUESTION: Does EMC do payroll semi-monthly (like us), bi-weekly (every other week), or monthly?

ANSWER:

Bi-weekly (every other week). Obviously, the cutover date to EMC payroll will not happen until the transaction is closed. Whether that cutover will happen on day one or at some point later in the year is one of the many items to be decided during the integration planning phase. We will keep you posted.

New	QUESTION: Where can we find information on EMC’s Canadian benefits, etc.?

ANSWER: We are compiling that information and will make it available to Canada employees within the next few weeks.

New

QUESTION:

What’s the logic for dividing the option grant price by 0.9? The stock option grant of 100 LEGATO shares at $6.50 is converted to 90 EMC shares at $7.22. (i.e., less shares, higher price) Base: your total exercise price is unchanged — 100 x $6.50 = $650 and 90 x $7.22 = $650. How about: 650 shares at $1 — you still get 650 x $1 - $650.

ANSWER:

The logic for the conversion of LEGATO options to EMC options is to preserve the same financial value for each person who holds LEGATO options as what they originally received. Even though the math is a little confusing, the conversion formula ensures that you continue to have what LEGATO originally granted to you.

New	QUESTION: Due to the tight nature of the current job market, what reassurances can you give employees about their jobs?

ANSWER:

Remember, EMC’s acquisition of LEGATO is about growth and accessing new markets, not consolidation. Central to EMC’s decision to acquire LEGATO is the desire to get our ‘software DNA’. More than just intellectual property, they are most excited about the intellectual capital that each and every LEGATO employee possesses. All business groups are an important part of the future for EMC.

New	QUESTION: On one of the slides you showed Tuesday, there was a reference to LEGATO having “450 Software Engineers”. What jobs are included in that number? Development, Test, SE’s?

ANSWER:

That estimate was intended to refer to the Product Development technical staff in general, including Software Engineers, QA Engineers, Current Product Engineers, Release Engineers, Software Program Managers, Solutions Engineers, Network Engineers, Technical Writers, Lab Administrators, and their management. At the time that estimate was developed, it also included Product Managers. Since then, the Product Management team has been reorganized under the Business Groups. We will clarify the information on that particular slide.

New	QUESTION: Will retention bonuses be offered to employees in G/L if they’ll be part of the transition team?

ANSWER: The leadership team will consider all options to ensure a successful integration.

New	QUESTION: Will the semi-annual bonus be paid out?

ANSWER:

As you know, the semi-annual (Corporate) bonus plan depends on quarterly financial results to determine funding. We will be making an announcement regarding the plan after second quarter earnings are announced. Until those results have been made public, we are not at liberty to comment on them.

New	QUESTION: Will LEGATO/EMC benefits team be looking for new medical plans for California employees, other than PPO/EPO currently offered by EMC?

ANSWER:

The EMC benefits team continually evaluates the company’s programs and offerings to make sure they are competitive and practical in each region where the company operates. During integration planning, EMC’s HR department will be working very closely with our own HR team to ensure consideration of our employees and that there is a seamless migration. Where additional plans make sense, they will be considered.

New	QUESTION: What will be the employee cost/share to enroll in EMC’s benefits?

ANSWER:

Information about current benefits rates for US employees can be found on www.peoplelinkbenefits.com. The integration planning team will make an effort to provide similar information to non-US employees as soon as we are able.

New	QUESTION: Are there any plans to bring some of the EMC employee benefits to any of the major LEGATO sites, such as onsite daycare, banking…etc…?

ANSWER:

EMC continually evaluates its facilities, programs, and benefits offerings to make sure they are competitive and practical in each region where the company operates. Like many other questions about exactly how we will operate in the future, this item will be determined after an in-depth business review by the integration teams composed of personnel from both businesses.

New	QUESTION: Will we be required to roll over our Fidelity 401k plan to a new provider?

ANSWER:

EMC and LEGATO both currently use Fidelity. During the integration planning phase, the benefits teams from both sides will be meeting to discuss the details of how the LEGATO 401(k) plan will be handled. US employees will receive detailed information about the 401(k) in the comprehensive benefits packet to be provided after the acquisition is closed. Similar information will be provided to non-US employees related to the retirement plans that they participate in.

New

QUESTION:

Is there any way for the executive staff/board to negotiate on behalf of LEGATO employees the ability to enroll in EMC’s ESPP on the day we are acquired, instead as I understand, of having to wait until January?

ANSWER:

The language in EMC’s ESPP plan document is very specific about how and when employees may join that plan. The next opportunity for EMC employees (of LEGATO origin or otherwise) to begin participating in the plan will be the offering period beginning on January 1, 2004.

LEGATO helps organizations achieve business continuity, operational efficiency and regulatory compliance by optimizing how information is captured, stored, accessed and recovered through an Information Lifecycle Management (ILM) approach.

Additional Information and Where to Find it.

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

LEGATO, its directors and executive officers may be deemed to be participants in the solicitation of proxies from LEGATO stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of LEGATO is set forth in LEGATO’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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